UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

FULVIO CONTI APPOINTED CHAIR, AMOS GENISH CHIEF EXECUTIVE OFFICER

Rome, 7 May 2018

The Board of Directors of TIM met today for the first time since the renewal of its membership decided on by the Shareholders’ Meeting, appointing Fulvio Conti as Chairman and Amos Genish as Chief Executive Officer of the Company.The new power structure was defined with a unanimous decision (with only those being appointed having abstained):

•	the Chairman was assigned those powers laid down by law, the Bylaws and corporate governance documents;

•	the Chief Executive Officer, in summary, was assigned all the powers necessary to accomplish acts pertinent to the company’s activities, except those powers reserved by law, Bylaws to the Board of Directors, with particular reference to the limits outlined at point 4.3 of the corporate governance documents currently adopted by the Company, and to the organisation on Security;

•	the Head of Security, Stefano Grassi, was given the temporary assignment, as Director responsible for Security, of managing all the assets and activities of TIM deemed strategic for national security and defence or in relation to which security clearance or Italian citizenship are required.

The appointment of the Director responsible for Security is temporary, while waiting to start discussions with the Coordination Committee at the Presidency of the Council of Ministers in view of the definition of the “final” structure of this matter.

The Chair of the Board of Directors, Fulvio Conti, stated: “I am honoured by the trust that all the Board of Directors at TIM have shown by appointing me Group Chairman. Today, we have confirmed our full confidence in Amos Genish and his management team that we will support in the implementation of the 2018-2020 Strategic Plan. My long-term commitment to TIM, along with Amos’ one and his considerable industry experience, aims at further strengthening the Group and creating value for all our stakeholders”.

The Chief Executive Officer, Amos Genish, stated: “I would like to thank the new Board of Directors at TIM for entrusting me with the leadership of the Company as CEO. I confirm my long-term commitment to the transformation of the Group, which aims to reaffirm TIM’s position as an international best in class business. We are on the right track and have a great management team. The complete support of the new Board enables us to continue implementing the DigiTIM strategy, which is already bearing fruit and delivering the value TIM is capable of creating”.

The Board of Directors also ascertained that the following directors meet the independence requirements: Alfredo Altavilla, Massimo Ferrari, Paola Giannotti de Ponti, Luigi Gubitosi, Paola Bonomo, Maria Elena Cappello, Lucia Morselli, Dante Roscini, Rocco Sabelli, Marella Moretti, Michele Valensise and Giuseppina

Capaldo. In light of the attributions and role conferred on the Chair, the Board of Directors has also decided to confirm Fulvio Conti’s status as an independent director.

Finally, Chief Financial Officer, Piergiorgio Peluso was confirmed as the Executive responsible for preparing the corporate accounting documents of TIM, and General Counsel Agostino Nuzzolo also confirmed as Secretary of the Board of Directors.

Further decisions on the governance structure (including the establishment of the internal committees) were postponed to the upcoming meetings.

* * *

The curricula vitae of the Directors are available on the Company website www.telecomitalia.com, “Investors” section.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager